[LETTERHEAD OF COOLEY GODWARD LLP]

November 24, 2004

VIA EDGAR AND FEDERAL EXPRESS

David Ritenour, Esq.

Donald C. Hunt, Esq.

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop: 3-6

Washington, D.C. 20549

Re:	Conor Medsystems, Inc.

Registration Statement on Form S-1

SEC File No. 333-119174

Gentlemen:

On behalf of Conor Medsystems, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-119174 (the “Registration Statement”), marked to show changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2004.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 17, 2004, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Summary – Page 1

1.	We note your response to comment 6. Revising disclosures to indicate that industry size and growth estimates reflect the beliefs of the Company is not sufficient where the Company’s beliefs are based upon identifiable third party sources. Indicating the name of industry sources allows potential investors to locate and review the cited statistics in their original context, thus allowing potential investors to make their own determination as to the quality of both the sources and the cited statistics. Further, although we will not require that the requested consents be filed as exhibits to your registration statement, we do believe that the entities publishing such reports generally should consent to being named in your prospectus. Please supplementally provide us with copies of such consents. In the alternative, please revise to eliminate all industry size and growth estimates from your prospectus.

November 24, 2004

Page Two

As discussed with Mr. Hunt on November 22, 2004, the Company acknowledges that it is required to have, and has, a reasonable basis for the statements of its beliefs contained in the Registration Statement. However, the Company respectfully submits that it does not believe that it is required to identify the third party sources that contribute to its beliefs. The Company supplementally advises the Staff that the third party sources submitted to the Staff contribute to the basis for the Company’s beliefs but are not the exclusive basis. Accordingly, as agreed with Mr. Hunt, the Company has not named the third party sources that support the Company’s statements of belief.

Capitalization – Page 30

2.	We note your response to prior comment 16. Since there is not a firm commitment or other agreement to exercise these options, please remove the estimated proceeds from the warrants from the as adjusted capitalization table.

The disclosure has been removed on pages 7 and 31 in response to the Staff’s comment.

Clinical Development Program – Page 52

3.	We note your revised disclosure on page 55 in response to comment 27. You initially dedicated an entire page of your prospectus to the presentation of results from U.S. pivotal trials of FDA-approved conventional drug eluting stents. Your revised disclosure notes your belief that this data is not directly comparable to the PISCES data because of “differences in study design, the size of the clinical studies and patient demographics between the PISCES trial” and the other trials. Please disclose in greater detail the nature and extent of these differences (e.g., the size of the TAXUS and CYPHER studies) and quantify to the extent practicable the impact that those differences may have on the comparability of the two sets of data.

The disclosure has been revised on page 57 in response to the Staff’s comment.

4.	We note your new disclosure on page 56 and 57 regarding four month follow-up data for COSTAR I trial formulation group 2. If material, expand your disclosure to discuss in greater detail statistically significant variations between the results for formulation group 2 and the outcomes for formulation F4 from the PISCES trial.

The disclosure has been revised on page 59 to clarify that the results for formulation group 2 from the COSTAR I trial compare favorably with, and were not significantly different from, the outcomes for formulation F4 from the PISCES trial.

November 24, 2004

Page Three

Principal and Selling Shareholders – Pages 93 and 94

5.	We note your response to comment 36, including your statement Highland Capital Partners is “unwilling” to provide the requested information. Please note that disclosure of the natural persons who hold or share voting and/or dispositive power with respect to the shares held by the entities affiliated with Highland Capital Partners is required. Please revise as previously requested.

The disclosure has been revised on page 97 in response to the Staff’s comment.

6.	Please further revise to identify the natural persons who hold or share voting and/or dispositive power with respect to the shares held by “Hambrecht & Quist.” Although we note your disclosure that Hambrecht & Quist Capital Management is the Advisor of H&Q Healthcare Investors and H&Q Life Sciences Investors, each of which is a publicly traded closed-end mutual fund, disclosure of the natural persons who hold or share voting and/or dispositive power with respect to those shares is still required.

The disclosure has been revised on page 97 in response to the Staff’s comment.

Underwriting – Page 103

7.	We note your response to comment 37. As previously requested, please disclose in the prospectus that directed shares will be subject to lock-up agreements, and briefly describe such agreements.

The disclosure has been revised on pages 106 and 107 in response to the Staff’s comment.

Exhibit 5.1 – Opinion of Cooley Godward LLP

8.	Please revise your legal opinion to include an opinion as to the due authorization of the Company Shares.

The opinion of Cooley Godward LLP has been revised in response to the Staff’s comment and is filed as Exhibit 5.1 to the Registration Statement.

November 24, 2004

Page Four

Please do not hesitate to call me at (650) 843-5059, or Suzanne Sawochka Hooper at (650) 843-5180, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    JOHN T. MCKENNA

John T. McKenna

cc:	Frank Litvack, M.D. (Conor Medsystems, Inc.)
Lynn Dicker (Securities and Exchange Commission)
Suzanne S. Hooper, Esq. (Cooley Godward LLP)
Donald J. Murray, Esq. (Dewey Ballantine LLP)